COOPERATION AGREEMENT

 BETWEEN

UNITED STATES RENEWABLE ENERGY GROUP, LLC

AND

A-POWER ENERGY GENERATION SYSTEMS, LTD.

Dated as of November 16, 2009

Cooperation Agreement

This is a Cooperation Agreement (this "Agreement") between United States Renewable Energy Group, LLC, a Delaware limited liability company ("USREG"), and A-Power Energy Generation Systems, Ltd., a British Virgin Islands company ("A-Power"), dated as of November 16, 2009 (each, a “Party” and collectively, the “Parties”).

RECITALS

A.           Affiliates of USREG and A-Power have entered into a Joint Development Framework Agreement, dated as of October 29, 2009, in connection with the potential creation of a joint venture that will design, develop, manage and operate one of the world's premier wind energy power plants to be located in west Texas with an eventual capacity of approximately 600MW, pursuant to which each Party expects to benefit.

B.           A-Power, through its affiliates, desires to develop and provide wind turbines, equipment and construction and maintenance services to additional wind energy projects in the United States.

C.           The above referenced wind energy projects will benefit from positive trends in the renewable energy industry, including the economic efficiency and acceleration of A-Power’s developments in the wind turbine technology that make renewable energy generation increasingly reliable and competitive.

D.           A-Power, through its affiliates, desires to develop, own and operate an approximately 320,000 square foot manufacturing and assembly facility to be located in the United States for the purpose of assembly of key wind turbine generator set components, which facility would expect to employ up to about 1,000 workers in America (the “Manufacturing Facility”).

E.           When the Manufacturing Facility is completed, A-Power intends to assemble wind turbine generator sets at the Manufacturing Facility to be sold to and used in one or more of the above referenced wind energy projects in the United States.

F.           USREG desires to cooperate and assist A-Power pursuant to this Agreement in A-Power’s efforts to develop the Manufacturing Facility and A-Power desires to cooperate with USREG in its efforts.

AGREEMENT

NOW, THEREFORE, in consideration of the premises and mutual promises contained in this Agreement and in the recitals hereto (the mutuality, adequacy and sufficiency of which are hereby acknowledged), the Parties agree as follows:

ARTICLE 1.

TERMS OF COOPERATIVE EFFORTS

1.1          Cooperative Efforts.    USREG shall use its reasonable efforts to assist A-Power and its affiliates with (a) the identification of one or more suitable sites for the Manufacturing Facility, (b) the identification of potential local, state and federal governmental incentives potentially available for the development and operation of the Manufacturing Facility, (c) identification of suitable potential third parties with expertise in the development, management, and operation of manufacturing and assembly facilities similar to the Manufacturing Facility, and (d) provide such other cooperative assistance as the Parties mutually agree in connection with the development of the Manufacturing Facility. A-Power or its affiliates shall provide and discuss with USREG its technical and economic requirements in connection with the Manufacturing Facility and such other information as A-Power determines is reasonably necessary to assist USREG in its efforts.

1.2          Costs.    Unless otherwise mutually agreed in a separate writing, each Party will be responsible for its own internal and external costs and that of its affiliates and Representatives, including staff remuneration and general administrative expenses. “Representatives” means the shareholders, directors, officers, employees, agents, subcontractors and representatives of either Party who are directly concerned or involved with this Agreement. Neither Party shall contract or otherwise agree to incur any third-party services or costs on behalf of the other Party without the express agreement of the other Party with respect to payment of such services and costs. Both Parties shall be free to retain its own external legal, tax, accounting, financing, and engineering advice at it's own expense without reimbursement at any time from the other Party.

1.3          Meetings.    The Parties agree to periodically meet, either by telephone or in-person, to discuss and exchange information on the development of the Manufacturing Facility pursuant to this Agreement.

ARTICLE 2.

OTHER TERMS AND CONDITIONS

2.1          Exclusivity.

2.1.1    In consideration of the substantial expenditure of time, effort and expense to be undertaken by A-Power, USREG hereby undertakes and agrees that it will not (or authorize or permit any of their respective Representatives) to, take, directly or indirectly, any action to initiate, assist, solicit, receive, negotiate, encourage or accept any offer or inquiry from any person (i) to engage in any Alternate Transaction, (ii) to reach any agreement or understanding (whether or not such agreement or understanding is absolute, revocable, contingent or conditional) for, or otherwise attempt to consummate, any Alternate Transaction or (iii) to furnish or cause to be furnished any information with respect to the Project to any person (other than as contemplated by this Agreement) who USREG, or any such affiliate or Representative, knows or has reason to believe is in the process of considering any Alternate Transaction. If USREG or any such affiliate or Representative receives from any person any offer, inquiry or informational request referred to above, USREG will promptly, orally and in writing, advise A-Power of such offer, inquiry or request and deliver a copy of such offer, inquiry or request to A-Power. An "Alternate Transaction" shall mean (i) any agreement, joint venture, partnership, investment, financing, acquisition or other transaction(s) for the siting, development, ownership or operation of a wind turbine generator set manufacturing and assembly facility in the United States (other than with A-Power or any of its affiliates), or (ii) any other transaction that could have an adverse impact on A-Power's or its affiliate's ability to site, develop, own or operate the Manufacturing Facility as contemplated herein.

2.1.2    Nothing in this Agreement shall be construed to prohibit or restrict A-Power or its affiliates or their respective investors from pursuing or entering into business relationships with any entity other than USREG, whether or not for a manufacturing or assembly facility similar to or correlated with the Manufacturing Facility, in any location.

2.2          Preliminary Obligations Only. It is expressly understood that (a) this Agreement is not intended to, and does not, constitute an agreement to consummate any investment transaction or to enter into any co-investment, co-development, joint venture, partnership or similar agreement, and (b) the Parties hereto will have no rights or obligations of any kind whatsoever relating to compensation by virtue of this Agreement or any other written or oral expression by their respective Representatives unless and until a definitive and binding agreement (approved by Parties' respective governing bodies) have been executed and delivered (each, a “Definitive Agreement”). Efforts by either Party to complete due diligence, negotiate any contract, negotiate or obtain financing, or work on development activities will not be considered as evidence of intent by either Party or its affiliates to be bound by or to otherwise enter into any Definitive Agreement or a similar transaction. Reliance by either Party on the consummation of a potential transaction prior to the execution and delivery of a Definitive Agreement shall be at that Party's risk and shall not give rise to liability arising in contract, tort, promissory estoppel or otherwise. This paragraph supersedes any other conflicting statement made by any Representative of either Party.

2.3          No Liability. Neither Party shall be liable to the other for incidental, indirect, consequential or punitive damages resulting from or arising out of this Agreement, including without limitation loss of profits, business opportunity or business interruption, regardless of how such damages were caused, whether by sole, joint or concurrent negligence of either Party. The Parties' rights and obligations under this Section 2.3 shall survive termination of this Agreement.

2.4          Press Releases. Promptly after mutual execution and delivery of this Agreement, the Parties may jointly prepare a mutually agreeable press release for distribution by either Party. All press releases shall be subject to mutual agreement of the Parties.

2.5          Confidentiality.

2.5.1    To facilitate discussions, upon execution of this Agreement, each Party may provide to the other Party information, including technical, operational, procedural and other information, data, feasibility studies, Consultant Information, surveys, billing rate schedules, design studies, correspondence, orders, proceedings and other material information related to the Project, the Parties and any of their subsidiaries or affiliates, whether in writing, electronic format or otherwise (collectively, the "Confidential Information"). From the date of this Agreement until the second anniversary of such date, each Party shall, and shall cause its Representatives to, receive and maintain in confidence, and use only as necessary for purposes of its activities contemplated by this Agreement and not reveal to any other person (other than its Representatives who are actually performing its activities contemplated by this Agreement), any Confidential Information. Each Party will ensure that each Representative to whom such disclosure is made adheres to the terms of this Agreement as if that representative had directly agreed to undertake the same terms. Each Party will be responsible for any breach of the terms of this Agreement by any of its Representatives.

2.5.2    The obligation to maintain confidentiality shall not apply to (i) information that becomes generally available to the public without breach of any confidentiality obligation owed to any of the Parties or their respective Representatives, (i) information previously known to such Party prior to its receipt from the other Party, (iii) information which is made available to such Party by a third party who was under no obligation of confidentiality with respect to such information or (iv) disclosure as required by law, government agency or any recognized stock exchange.

2.5.3    Upon the disclosure of any Confidential Information pursuant to clause (b), the disclosing Party shall notify the other Party of such required disclosure as soon as possible (but in no event longer than one Business Day) following the request for the information so that the other Party may seek to resist, narrow the scope or waive the request or seek to obtain confidential treatment of the information so disclosed. Each Party will inform the other Party of the means, content and timing of such disclosure prior to such disclosure being made.

2.6          Notices.    Ordinary course business communications in connection with the performance of this Agreement may be given electronically, by fax, by mail or any other comparable means, but any such communication will be deemed received only upon actual receipt. Any other notice, communication and delivery under this Agreement (including one of default or termination): (a) will be made in writing signed by the Person making it; (b) will specify the Section to which it relates; (c) will be delivered only (i) in person, (ii) by nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, or (iii) by fax and with a confirming copy sent by a nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery; (d) unless given in person, will be given to the address specified below; (e) will be deemed given (i) if delivered in person, on the date of personal delivery, (ii) if sent by nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent, or (iii) if sent by fax with a copy sent by a nationally recognized Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent; and (f) will be deemed received (i) if delivered in person, on the date of personal delivery, (ii) if sent by nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent, and (iii) if sent by fax and with a confirming copy sent by a nationally recognized next Business Day delivery service electing, and being timely delivered to such service for, next Business Day delivery, on the first Business Day after so sent. The Person giving the notice will pay all delivery costs. The addresses and the requirements for copies are as follows:

If to USREG Wind, to:

United States Renewable Energy Group, LLC
3953 Maple Avenue
Suite 200
Dallas, Texas 75219
Attention: Cappy McGarr

with a copy to:

Ed Cunningham
13712 Overland Pass
Austin, TX 78738

If to A-Power, to:

A-Power Energy Generation Systems Ltd.
No. 44 Jingxing North Street
Tiexi District
Shenyang, Liaoning Province, China 110021
Telephone: 86-24-85617888
Facsimile: 86-24-85830606
Attention: John S. Lin

with a copy to:

Baker & McKenzie LLP
1114 Avenue of the Americas
New York, New York 10036
Telephone: (212) 626-4886
Facsimile: (212) 310-1627
Attention: Ata Dinlenc, Esq.

Notice will be given to such other representatives or at such other addresses as a Person may furnish to the other Persons entitled to notice pursuant to the foregoing. If notice is given pursuant to this Section of a permitted successor or assign of a Person, then notice will thereafter be given as set forth above also to such successor or assign of such Person.

2.7          Jurisdiction; Service of Process.    All actions or Proceedings relating to this Agreement (whether to enforce a right or obligation or obtain a remedy or otherwise will be brought solely in the state or federal courts located in the Midland, Texas. Each Party hereby unconditionally and irrevocably consents to the jurisdiction of those courts and waives its rights to bring any action or Proceeding against the other Party except in those courts. Process in any action or Proceeding referred to in the preceding sentence may be served on any Party anywhere in the world. Each Party irrevocably waives any right to a jury trial with respect to any matter arising out of or in connection with this Agreement. If any Party seeks to enforce its rights under this Agreement by joining another Person to a Proceeding before a jury in which the third party is a party, the Parties will request the court to try the claims between the Parties without submitting the matter to the jury.

2.8          Entire Agreement and Modification.    This Agreement (a) supersedes all prior or contemporaneous agreements or understandings, oral or written, between the Parties with respect to the subject matter hereof and (b) constitutes a complete and exclusive statement of the terms of the agreement between the Parties with respect to their subject matter. This Agreement may not be amended except by a written agreement executed by the Parties.

2.9          Assignments, Third Parties.    Neither Party may assign or transfer (by contract, merger, operation of law or otherwise) any of it rights, duties or obligations in this Agreement without the prior written consent of the other Party. Subject to the foregoing sentence, this Agreement shall be binding on and inure to the benefit of each Party's permitted successors and assigns. Nothing expressed or referred to in this Agreement will be construed to give any person or entity other than the Parties hereto any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties hereto and their respective permitted successors and assigns.

2.10        No Third Party Rights.    Nothing expressed or referred to in this Agreement will be construed to give any Person other than the Parties any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement. This Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the Parties and their successors and assigns.

2.11        Governing Law.    This Agreement, including issues arising out of or related to this Agreement, will be governed by the laws of the State of Texas, without regard to that body of law relating to conflict of laws.

2.12        Relationship of the Parties.    Nothing contained herein or in the title of this Agreement creates or shall be deemed to create any relationship of partnership, joint venture or agency between the Parties for any purpose, nor shall any similar relationship be deemed to exist between them. No joint venture entity or other legal entity is created by this Agreement. No Party shall have the right to represent the other Party or to enter into any commitment or agreement on behalf of the other Party without such Party's prior specific written consent.

[signatures are on next page]

DULY EXECUTED BY the Parties on as of the date first written above.

United States Renewable Energy Group, LLC

By:
Cappy McGarr or Representative
Title:

A-Power Energy Generation Systems, Ltd.

By:
Jinxiang Lu
Chief Executive Officer